UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 23, 2020

Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s Name)

#1203-4464 Markham Street

Victoria, British Columbia

V8Z7X8

(250) 708-4272

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-238785).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2020

Aurinia Pharmaceuticals Inc.

By:	/s/ Peter S. Greenleaf
Name: Peter S. Greenleaf
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report, dated July 23, 2020 – U.S. Food and Drug Administration acceptance of New Drug Application

99.2	Material Change Report, dated July 23, 2020 – Underwritten Public Offering

99.3	Underwriting Agreement, dated July 22, 2020

99.4	News Release – Aurinia Prices US$200 Million Public Offering of Common Shares

Exhibit 99.1, 99.2, 99.3 and 99.4 included with this report on Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Aurinia Pharmaceuticals Inc. (File No. 333-238785), as amended or supplemented.

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